ALLIED GOLD LIMITED

13 September 2006

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
Level 4, 20 Bridge Street,
SYDNEY NSW 2000

Dear Sir/Madam

REINSTATEMENT TO TRADING

On 12 September 2006, Allied Gold Limited (Allied) requested a trading halt pending the release of an announcement regarding a proposed placement of shares initiated from an unsolicited approach from an unrelated party.

Allied wishes to advise that the proposed placement will not be proceeding and all discussions with the investor have been terminated.

The company requests that its securities be reinstated to trading.

For further information regarding this announcement, please contact Mark Caruso on +618 9353 3638.

Yours faithfully

Mark Caruso
Executive Chairman

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
www.alliedgold.com.au